8755 W. Higgins Road
Suite 500
Chicago, IL 60631
www.littelfuse.com

May 7, 2013

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Subject: Comments on Littelfuse Inc. Form 10-K for fiscal year ended December 29, 2012
Filed February 27, 2013 File No. 0-20388

Dear Mr. James,

We have reviewed your letter dated April 25, 2013 to Mr. Gordon Hunter regarding your comments related to our Form 10-K for the fiscal year ended December 29, 2012 filed February 27, 2013. Below are our responses to your comments.

Form 10-K for the Fiscal Year Ended December 29, 2012

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, p. 21

1.
In future filings, please revise and expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Your disclosure should discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. We note your extensive discussion in your conference calls with investors. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.

Response
We will revise and expand our overview section in future filings to provide additional executive level discussion identifying the most important themes and/or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. We also will expand the discussion of opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused and the actions they are taking in response. Additionally, we will provide information about the quality and potential variability of earnings and cash flows. Such disclosures will be qualitative but augmented by appropriate quantitative information to the extent that it is available and supportable.  Further, we will ensure that our future filings are expanded to include the information outlined in our investor conference calls to the extent such information is required to be disclosed in our MD&A section.

May 7, 2013

Results of Operations—2012 compared with 2011, p.22

2.
Please tell us, and revise future filings to clarify, the reasons underlying the material changes to the line items you mention, including the extent to which the changes relate to changes in price or volume. For example, as to your Electronics segment, you cite “slowing demand,” “weakness” in the markets you mention and “channel inventory destocking” as contributing to lower sales; however, it is unclear from your disclosure what caused or is causing the “weakness,” “slowing demand,” and “de-stocking.”  Likewise, you say Electrical sales increased due to “strong growth,” an “upturn in solar sales” and “improvement” in the industrial fuse market, but the reasons underlying the growth, upturn and improvement are unclear. We also note similar statements regarding “organic growth” in the passenger vehicle market offset by “weakness” in other automotive markets.

Response
Due to the wide variety of products we sell at vastly different price points, we are unable to isolate and quantify price, volume and mix in a way that is helpful in understanding the business.  In addition, general economic market factors affecting the numerous customers we serve are generally directly responsible for the “slowing demand,” “weakness,” etc., in our segments, and we are generally unable to determine which of these factors caused the “slowing demand,” “weakness,” etc., in our segments.  As a result, we believe attempts to describe these varying factors, many of which are not known to us, would confuse the reader more than enhance their knowledge of the business or markets.  Nevertheless, in future filings, we will discuss these factors to the extent they are specific and known to us and are material to an understanding of the changes in the line items.

Item 8.  Financial  Statements and Supplementary Data

Note 16.  Business Unit Segment Information, p.72

3.
Your disclosure of long-lived assets by geographic area appears to include goodwill and intangible assets. If true, please revise future filings to disclose tangible long-lived assets by geographic area, or otherwise explain how your current presentation complies with FASB ASC 280-10-50-41 and 280-10-55-23.

Response
In response to the Staff’s comment, this disclosure will be revised in future filings to disclose tangible long-lived assets by geographic area.

Item 11. Executive Compensation, page 80

4.
We note your disclosure regarding “generally” targeting compensation at the 50th percentile, but adjusting that target based on the factors you note. Please tell us, and revise future filings to clarify, where each element of compensation you pay falls relative to the targeted amount. If the amounts you pay differ materially from the target, please explain the specific reasons for the difference. For example, please tell us where the equity awards you pay are in relation the 50th percentile and, if there is a material deviation from that amount, explain the reasons for the difference. As a related matter concerning your equity awards, you say that you allocate awards in equal portions, but the values disclosed in your summary compensation table do not appear to be in equal portions. Please tell us, and revise future filings to clarify, the reasons for the difference.

May 7, 2013

Response
As disclosed in our proxy statement, “the total compensation of our named executive officers is generally targeted at the 50th percentile of the adjusted data specific to each position[,]” but we do “in some instances…provide compensation above or below the 50th percentile for a particular element and/or for a particular position, based on internal factors, including the executive’s operating responsibilities, management level, possible differences in compensation standards in the representative industries, the focus of our Total Rewards Philosophy, and tenure and performance of the executive officer in the position.”  Please note that we use the median of our peer group as one factor for setting the total compensation of our named executive officers, but we also take into account the other factors highlighted above (which are disclosed in the proxy statement).  Because the focus of the Compensation Committee’s analysis is on a number of factors (which include where the total compensation falls relative to the median of our peer group), we have not historically disclosed where each component of total compensation falls relative to the 50th percentile.  In future filings, we will revise our disclosure to clarify that where our compensation falls in relation to the 50th percentile is one of numerous factors we evaluate in determining total compensation and the amount of each component of total compensation.

In addition, we supplementally advise the Staff that, for the 2012 fiscal year, the total compensation of our named executive officers that was set after taking into account the various factors highlighted above varied from 17% to 23% above the median of our peer group.  In future filings, we will provide disclosure of the degree to which the total compensation of our named executive officers varies from the median, which is the end result of the determination of the total compensation of our named executive officers based on the various factors taken into account by the Compensation Committee.

With respect to the Staff’s comment on the allocation of our equity awards, we refer to our disclosure that “In 2012, based on a valuation performed by the Compensation Committee’s independent consultant, the Committee determined that approximately 50% of the value of the equity awards should be made in stock options, with the remaining 50% of the value of the equity awards to be made in restricted stock units.”  The reason for the difference in the values of the restricted stock units versus the values of the stock options, as disclosed in our Summary Compensation Table under the columns “Stock Awards” and “Option Awards,” respectively, is that, as is common practice for compensation consultants, the valuation performed by our compensation consultant and presented to our Compensation Committee differs from the valuation we use for accounting purposes (and for purposes of tabular disclosure in the Summary Compensation Table), in that the compensation consultant's valuation includes discounts for features of the restricted stock units and stock options, including vesting and termination features.

5.
Please tell us, and revise future filings to clarify, how your annual incentive plan targets are set as a percentage of base salary. For example, you say you do not necessarily “match” awards against a given percentile, but set amounts so that the amounts earned will “pay sufficient total annual compensation to remain competitive.” Please tell us what you mean by this statement and how you determine what amount is sufficient. Please also tell us, and revise future filings to clarify, how you determine the amounts to award. It is unclear from your disclosure on page 25 of your definitive proxy statement how not meeting or meeting the performance objectives you note resulted in the payments set forth in the table. For example, were the three objective metrics weighted differently? Did over-performance of one objective counteract underperformance of other objectives? If so, please describe how.

May 7, 2013

Response
Historically, our Compensation Committee sets targets under the Annual Incentive Plan based upon a number of interconnected criteria, including our peer group analysis, the individual experience of the particular executive officer, the complexity of that executive officer’s position, our goals for the executive officer and industry factors.  As noted in our response to your comment number 4, the Compensation Committee’s overall focus is on using the 50th percentile of our peer group as one of numerous factors for determining the total compensation of our named executive officers.

In addition, when determining the amount of the awards under the Annual Incentive Plan, the Compensation Committee has historically set various targeted financial goals and personal performance metrics and the relative weighting of each goal and certifies, at the end of the fiscal year, whether each of those goals was met, not met, or exceeded.  As noted in our Compensation Discussion and Analysis, under the heading “B. Annual Incentive Plan,” each of our named executive officers receives a payment depending on whether the named executive officer’s overall performance was at target, at threshold (if performance is not at threshold, the named executive officer is not entitled to a payout under the Annual Incentive Plan), or at the maximum amount.

In response to the Staff’s comment, in future filings, we will disclose the relative weightings of each goal for each named executive officer, the degree to which the named executive officer met, exceeded, or fell below the target, and how the value of the award to the named executive officer was calculated based on those factors.

Summary Compensation Table

6.
We note the significant increase in the amount of compensation reported in the second-to-last column, but the nature and number of perquisites reported in the footnote appears to be nearly identical to those reported in last year’s proxy statement. Given this, please tell us, with a view toward disclosure in future filings, how your disclosure addresses the identification and quantification requirements of Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response

We draw the Staff’s attention to footnote 5 of our Summary Compensation Table, which includes new disclosure that the amounts in the “All Other Compensation” column include “catch-up contributions for the 2010 and 2011 fiscal years” under the Supplemental Plan (a nonqualified deferred compensation plan).  We quantified these catch-up contributions by year, and by named executive officer, in footnote 1 of our 2012 Nonqualified Deferred Compensation Table.  In future filings, we will, where appropriate, provide the level of detail disclosed in footnote 1 of the 2012 Nonqualified Deferred Compensation in the footnote for our “All Other Compensation” column of the Summary Compensation Table.

May 7, 2013

Should you have any further questions, please do not hesitate to contact me at (773) 628-0810.

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Philip G. Franklin
Philip G. Franklin Vice President, Operations Support & Chief Financial Officer 773-628-0810